Exhibit 99.1

Chanson International Holding Deepens Tourism Market Footprint with New Stores in Urumqi Grand Bazaar and Kashgar Old City

URUMQI, China, July 22, 2025 (GLOBE NEWSWIRE) -- Chanson International Holding (Nasdaq: CHSN) (the “Company” or “Chanson”), a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States, today announced the opening of two new stores in Xinjiang’s most iconic tourist destinations: the International Grand Bazaar in Urumqi and the historic Old City of Kashgar. These new openings mark a significant milestone in Chanson’s ongoing strategy to integrate culinary excellence with cultural tourism, deepening the brand’s presence in tourist destinations in Xingjiang.

Strategically situated in the heart of Urumqi’s International Grand Bazaar or Urumqi Grand Bazaar—a representation of regional heritage that recently recorded a high single-day peak of visitors—the new store features traditional kiln-fired ovens, offering customers an artisanal baking experience. The store is designed to fit into vibrant and multicultural atmosphere of the Urumqi Grand Bazaar, seamlessly blending modern culinary experiences with its distinctive architectural and cultural identity.

The other new store, the Kashgar Old City store, is located in the central commercial district of the Old City of Kashgar, which is known for its historical significance and rich cultural legacy. The store’s design preserves the architectural integrity of the surrounding area while incorporating modern baking elements, creating a refined environment where customers may enjoy Chanson’s signature offerings amidst the ambiance of one of China’s most iconic heritage destinations.

Chanson’s commitment to innovation and quality remains at the core of its operations. In addition to its classic selection of offerings, the new stores will launch new regional specialties inspired by local ingredients and traditions. A series of limited-time offers and promotional activities will accompany the openings, designed to attract and encourage tourists to visit, taste, and shop.

Mr. Gang Li, Chairman of the Board of Directors and Chief Executive Officer of Chanson, commented, “As Xinjiang has emerged as among China’s fastest-growing tourism markets and with the recent launch of Tianshan International Airport, we anticipate increasing demand for elevated food experiences in key scenic destinations. Our new openings in Urumqi Grand Bazaar and Kashgar Old City reflects our belief that high-quality bakery products can enhance the travel experience. We are proud to contribute to the cultural and commercial vibrancy of these iconic regions.”

Mr. Li continued, “Looking ahead, Chanson plans to continue to explore strategic opportunities in premier tourist destinations across China. We are striving to establish ourselves as a benchmark for premium bakery and café experiences in the travel and leisure industry. Through strategic expansion and product innovation, we remain focused on driving sustainable growth and creating enduring value for our shareholders.”

About Chanson International Holding

Founded in 2009, Chanson International Holding is a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States. Headquartered in Urumqi, China, Chanson directly operates stores in Xinjiang, China and New York, United States. Chanson currently manages 60 stores in China, and 3 stores in New York City while selling on digital platforms and third-party online food ordering platforms. Chanson offers not only packaged bakery products but also made-in-store pastries and eat-in services, serving freshly prepared bakery products and extensive beverage products. Chanson aims to make healthy, nutritious, and ready-to-eat food through advanced facilities based on in-depth industry research, while creating a comfortable and distinguishable store environment for customers. Chanson’s dedicated and highly-experienced product development teams constantly create new products that reflect market trends to meet customer demand. For more information, please visit the Company’s website: http://ir.chanson-international.net/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Chanson International Holding

Investor Relations Department

Email: IR@chansoninternational.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com